American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

		June 30		
ASSETS		2013		2012
Cash and due from banks	$	18,994	$	18,529
Interest-bearing deposits in other banks		37,720		10,380
Securities available for sale, at fair value		340,135		334,523
Restricted stock, at cost		4,880		6,268
Loans held for sale		4,098		9,215
Loans		794,045		808,069
Less allowance for loan losses		(12,676)		(12,099)
Net loans		781,369		795,970
Premises and equipment, net		24,269		25,314
Other real estate owned, net		5,569		4,731
Goodwill		39,043		39,352
Core deposit intangibles, net		3,819		5,502
Bank owned life insurance		14,495		14,030
Accrued interest receivable and other assets		19,626		27,078
Total assets	$	1,294,017	$	1,290,892
Liabilities				
Demand deposits -- noninterest-bearing	$	213,123	$	196,727
Demand deposits -- interest-bearing		169,204		149,229
Money market deposits		173,696		170,505
Savings deposits		84,489		78,842
Time deposits		405,882		447,182
Total deposits		1,046,394		1,042,485
Customer repurchase agreements		41,972		46,113
Long-term borrowings		10,015		10,142
Trust preferred capital notes		27,368		27,267
Accrued interest payable and other liabilities		5,332		6,461
Total liabilities		1,131,081		1,132,468
Shareholders' equity				
Preferred stock, $5 par, 2,000,000 shares authorized, none outstanding		-		-
Common stock, $1 par, 20,000,000 shares authorized, 7,872,250 shares outstanding at June 30, 2013 and 7,836,056 shares outstanding at June 30, 2012		7,872		7,836
Capital in excess of par value		57,581		56,825
Retained earnings		95,333		86,642
Accumulated other comprehensive income, net		2,150		7,121
Total shareholders' equity		162,936		158,424
Total liabilities and shareholders' equity	$	1,294,017	$	1,290,892

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended June 30		Six Months Ended June 30	
	2013	2012	2013	2012
Interest and Dividend Income:				
Interest and fees on loans	$ 11,358	$ 12,683	$ 22,753	$ 25,803
Interest and dividends on securities:				
Taxable	851	1,056	1,729	2,135
Tax-exempt	1,045	1,077	2,097	2,159
Dividends	54	52	109	103
Other interest income	39	18	68	28
Total interest and dividend income	13,347	14,886	26,756	30,228
Interest Expense:				
Interest on deposits	1,369	1,729	2,805	3,566
Interest on short-term borrowings	14	51	35	94
Interest on long-term borrowings	82	84	164	168
Interest on trust preferred capital notes	189	206	377	412
Total interest expense	1,654	2,070	3,381	4,240
Net Interest Income	11,693	12,816	23,375	25,988
Provision for loan losses	-	733	294	1,466
Net Interest Income After Provision				
for Loan Losses	11,693	12,083	23,081	24,522
Noninterest Income:				
Trust fees	944	966	1,532	1,848
Service charges on deposit accounts	429	413	838	901
Other fees and commissions	463	445	922	902
Mortgage banking income	531	519	1,249	1,050
Securities gains, net	1	160	199	160
Other	318	297	716	1,173
Total noninterest income	2,686	2,800	5,456	6,034
Noninterest Expense:				
Salaries	3,503	3,809	6,942	7,920
Employee benefits	867	799	1,766	1,877
Occupancy and equipment	872	1,048	1,788	2,013
FDIC assessment	161	213	322	446
Bank franchise tax	185	182	372	365
Core deposit intangible amortization	421	546	841	1,093
Foreclosed real estate, net	193	171	436	18
Merger related expenses	-	(202)	-	49
Other	2,226	2,267	4,279	4,979
Total noninterest expense	8,428	8,833	16,746	18,760
Income Before Income Taxes	5,951	6,050	11,791	11,796
Income Taxes	1,741	1,776	3,430	3,347
Net Income	$ 4,210	$ 4,274	$ 8,361	$ 8,449
Net Income Per Common Share:				
Basic	$ 0.54	$ 0.55	$ 1.06	$ 1.08
Diluted	$ 0.53	$ 0.54	$ 1.06	$ 1.08
Average Common Shares Outstanding:				
Basic	7,867,222	7,832,162	7,862,719	7,827,195
Diluted	7,876,969	7,849,142	7,872,351	7,839,364

Net Interest Income Analysis
For the Three Months Ended June 30, 2013 and 2012
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2013	2012	2013	2012	2013	2012
Loans:						
Commercial	$ 132,381	$ 130,697	$ 1,605	$ 1,727	4.86%	5.30%
Real estate	656,995	681,870	9,682	10,859	5.89	6.37
Consumer	6,097	7,294	102	139	6.71	7.64
Total loans	795,473	819,861	11,389	12,725	5.73	6.21
Securities:						
Federal agencies & GSEs	53,349	41,517	126	155	0.94	1.49
Mortgage-backed & CMOs	76,999	99,391	338	486	1.76	1.96
State and municipal	191,536	182,499	1,927	1,975	4.02	4.33
Other	13,362	12,589	95	117	2.84	3.72
Total securities	335,246	335,996	2,486	2,733	2.97	3.25
Deposits in other banks	46,817	17,630	39	18	0.33	0.41
Total interest-earning assets	1,177,536	1,173,487	13,914	15,476	4.73	5.28
Non-earning assets	124,955	134,897				
Total assets	$ 1,302,491	$ 1,308,384				
Deposits:						
Demand	$ 164,094	$ 155,550	28	54	0.07	0.14
Money market	169,417	172,439	78	127	0.18	0.30
Savings	84,471	78,608	17	30	0.08	0.15
Time	410,862	448,076	1,246	1,518	1.22	1.36
Total deposits	828,844	854,673	1,369	1,729	0.66	0.81
Customer repurchase agreements	47,081	48,742	14	49	0.12	0.40
Other short-term borrowings	-	1,878	-	2	-	0.43
Long-term borrowings	37,393	37,419	271	290	2.90	3.10
Total interest-bearing liabilities	913,318	942,712	1,654	2,070	0.73	0.88
Noninterest bearing demand deposits	216,600	199,754				
Other liabilities	6,423	8,528				
Shareholders' equity	166,150	157,390				
Total liabilities and shareholders' equity	$ 1,302,491	$ 1,308,384				
Interest rate spread					4.00%	4.40%
Net interest margin					4.16%	4.57%
Net interest income (taxable equivalent basis)			12,260	13,406		
Less: Taxable equivalent adjustment			567	590		
Net interest income			$ 11,693	$ 12,816		

Net Interest Income Analysis
For the Six Months Ended June 30, 2013 and 2012
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2013	2012	2013	2012	2013	2012
Loans:						
Commercial	$ 128,022	$ 137,057	$ 3,195	$ 3,538	5.03%	5.18%
Real estate	659,254	674,964	19,410	21,977	5.89	6.51
Consumer	6,100	10,181	212	366	7.01	7.21
Total loans	793,376	822,202	22,817	25,881	5.76	6.30
Securities:						
Federal agencies & GSEs	49,698	36,178	242	317	0.97	1.75
Mortgage-backed & CMOs	78,208	99,255	718	1,015	1.84	2.05
State and municipal	190,303	181,683	3,859	3,951	4.06	4.35
Other	12,612	10,462	190	211	3.01	4.03
Total securities	330,821	327,578	5,009	5,494	3.03	3.35
Deposits in other banks	50,299	24,624	68	28	0.27	0.23
Total interest-earning assets	1,174,496	1,174,404	27,894	31,403	4.75	5.35
Non-earning assets	124,892	135,949				
Total assets	$ 1,299,388	$ 1,310,353				
Deposits:						
Demand	$ 159,351	$ 163,014	60	110	0.08	0.14
Money market	170,940	179,180	171	288	0.20	0.32
Savings	83,589	77,557	37	59	0.09	0.15
Time	412,467	447,720	2,537	3,109	1.24	1.39
Total deposits	826,347	867,471	2,805	3,566	0.68	0.82
Customer repurchase agreements	48,679	47,986	35	92	0.14	0.38
Other short-term borrowings	-	997	-	2	-	0.40
Long-term borrowings	37,396	37,420	541	580	2.89	3.10
Total interest-bearing liabilities	912,422	953,874	3,381	4,240	0.75	0.89
Noninterest bearing demand deposits	215,463	191,517				
Other liabilities	6,164	8,925				
Shareholders' equity	165,339	156,037				
Total liabilities and shareholders' equity	$ 1,299,388	$ 1,310,353				
Interest rate spread					4.00%	4.46%
Net interest margin					4.18%	4.63%
Net interest income (taxable equivalent basis)			24,513	27,163		
Less: Taxable equivalent adjustment			1,138	1,175		
Net interest income			$ 23,375	$ 25,988		

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	2nd Qtr 2013	1st Qtr 2013	2nd Qtr 2012	YTD 2013	YTD 2012
EARNINGS					
Interest income	$ 13,347	$ 13,409	$ 14,886	$ 26,756	$ 30,228
Interest expense	1,654	1,727	2,070	3,381	4,240
Net interest income	11,693	11,682	12,816	23,375	25,988
Provision for loan losses	-	294	733	294	1,466
Noninterest income	2,686	2,770	2,800	5,456	6,034
Noninterest expense	8,428	8,318	8,833	16,746	18,760
Income taxes	1,741	1,689	1,776	3,430	3,347
Net income	4,210	4,151	4,274	8,361	8,449
PER COMMON SHARE					
Earnings per share - basic	$ 0.54	$ 0.53	$ 0.55	$ 1.06	$ 1.08
Earnings per share - diluted	0.53	0.53	0.54	1.06	1.08
Cash dividends paid	0.23	0.23	0.23	0.46	0.46
Book value per share	20.70	20.99	20.22	20.70	20.22
Book value per share - tangible (a)	15.25	15.48	14.49	15.25	14.49
Closing market price	23.24	21.56	23.56	23.24	23.56
FINANCIAL RATIOS					
Return on average assets	1.29%	1.28%	1.31%	1.29%	1.29%
Return on average equity	10.14	10.09	10.86	10.11	10.83
Return on average tangible equity (b)	14.66	14.71	16.62	14.68	16.67
Average equity to average assets	12.76	12.69	12.03	12.72	11.91
Tangible equity to tangible assets (a)	9.60	9.73	9.11	9.60	9.11
Net interest margin, taxable equivalent	4.16	4.19	4.57	4.18	4.63
Efficiency ratio (e)	57.06	55.74	55.56	55.73	58.15
Effective tax rate	29.26	28.92	29.36	29.09	28.38
PERIOD-END BALANCES					
Securities	$ 345,015	$ 346,052	$ 340,791	$ 345,015	$ 340,791
Loans held for sale	4,098	4,395	9,215	4,098	9,215
Loans, net of unearned income	794,045	792,513	808,069	794,045	808,069
Goodwill and other intangibles	42,862	43,283	44,854	42,862	44,854
Assets	1,294,017	1,294,063	1,290,892	1,294,017	1,290,892
Assets - tangible (a)	1,251,155	1,250,780	1,246,038	1,251,155	1,246,038
Deposits	1,046,394	1,037,748	1,042,485	1,046,394	1,042,485
Customer repurchase agreements	41,972	46,666	46,113	41,972	46,113
Long-term borrowings	37,383	37,390	37,409	37,383	37,409
Shareholders' equity	162,936	165,032	158,424	162,936	158,424
Shareholders' equity - tangible (a)	120,074	121,749	113,570	120,074	113,570
AVERAGE BALANCES					
Securities	$ 335,246	$ 326,348	$ 335,996	$ 330,821	$ 327,578
Loans held for sale	4,181	8,910	5,819	6,532	5,659
Loans, net of unearned income	791,292	782,346	814,042	786,844	816,543
Interest-earning assets	1,177,536	1,171,424	1,173,487	1,174,496	1,174,404
Goodwill and other intangibles	43,124	43,552	45,214	43,337	45,263
Assets	1,302,491	1,296,250	1,308,384	1,299,388	1,310,353
Assets - tangible (a)	1,259,367	1,252,698	1,263,170	1,256,051	1,265,090
Interest-bearing deposits	828,844	823,822	854,673	826,347	867,471
Deposits	1,045,444	1,038,135	1,054,427	1,041,810	1,058,988
Customer repurchase agreements	47,081	50,296	48,742	48,679	47,986
Other short-term borrowings	-	-	1,878	-	997
Long-term borrowings	37,393	37,399	37,419	37,396	37,420
Shareholders' equity	166,150	164,520	157,390	165,339	156,037
Shareholders' equity - tangible (a)	123,026	120,968	112,176	122,002	110,774

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	2nd Qtr 2013	1st Qtr 2013	2nd Qtr 2012	YTD 2013	YTD 2012
CAPITAL					
Average shares outstanding - basic	7,867,222	7,861,991	7,832,162	7,862,719	7,827,195
Average shares outstanding - diluted	7,876,969	7,871,508	7,849,142	7,872,351	7,839,364
ALLOWANCE FOR LOAN LOSSES					
Beginning balance	$ 12,528	$ 12,118	$ 11,691	$ 12,118	$ 10,529
Provision for loan losses	-	294	733	294	1,466
Charge-offs	(180)	(287)	(728)	(467)	(1,068)
Recoveries	328	403	403	731	1,172
Ending balance	$ 12,676	$ 12,528	$ 12,099	$ 12,676	$ 12,099
LOANS					
Construction and land development	$ 44,029	$ 45,327	$ 50,913	$ 44,029	$ 50,913
Commercial real estate	354,323	361,406	354,441	354,323	354,441
Residential real estate	168,965	163,920	170,893	168,965	170,893
Home equity	89,688	88,356	95,522	89,688	95,522
Commercial and industrial	130,721	127,028	128,846	130,721	128,846
Consumer	6,319	6,476	7,454	6,319	7,454
Total	$ 794,045	$ 792,513	$ 808,069	$ 794,045	$ 808,069
NONPERFORMING ASSETS AT PERIOD-END					
Nonperforming loans:					
90 days past due and accruing	$ -	$ -	$ -	$ -	$ -
Nonaccrual	5,828	5,185	7,995	5,828	7,995
Foreclosed real estate	5,569	5,822	4,731	5,569	4,731
Nonperforming assets	$ 11,397	$ 11,007	$ 12,726	$ 11,397	$ 12,726
ASSET QUALITY RATIOS					
Allowance for loan losses to total loans	1.60	1.58	1.50	1.60	1.50
Allowance for loan losses to nonperforming loans	217.50	241.62	151.33	217.50	151.33
Nonperforming assets to total assets	0.88	0.85	0.99	0.88	0.99
Nonperforming loans to total loans	0.73	0.65	0.99	0.73	0.99
Annualized net charge-offs (recoveries) to average loans	(0.07) %	(0.06) %	0.16%	(0.07) %	(0.03) %
OTHER DATA					
Fiduciary assets at period-end (c)	$ 417,861	$ 418,413	$ 374,562	$ 417,861	$ 374,562
Retail brokerage assets at period-end (c)	$ 167,785	$ 164,961	$ 151,246	$ 167,785	$ 151,246
Number full-time equivalent employees (d)	292	292	315	292	315
Number of full service offices	25	25	25	25	25
Number of loan production offices	2	2	2	2	2
Number of ATM's	31	31	31	31	31

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value
(d) - Average for quarter
(e) - The efficiency ratio is calculated by dividing noninterest expense excluding gains or losses on the sale of OREO by net interest income including tax equivalent income on nontaxable loans and securities and excluding (a) gains or losses on securities and (b) gains or losses on sale of premises and equipment.